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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III   FEB 28 2011

SEC FILE NUMBER
8- 43057

FACING PAGE Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributors, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
_____
(No. and Street)

Chicago   IL   60606
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald S. Rumery - 203-299-3522
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
_____
(Name – *if individual, state last, first, middle name*)

2001 Market St, Suite 1700   Philadelphia   PA   19103
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Donald S. Rumery__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Managers Distributors, Inc.__ , as of __December 31__ , 20__10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Treasurer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CONNECTICUT S.S.

County of __Fairfield__
Sworn and subscribed before me this __35__ day of __Feb__ , __2011__
by _____

RICHARD SILVA, Notary Public
My Commission Expires December 31, 2015

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Index
December 31, 2010 and 2009



pwc

Report of Independent Auditors

To the Board of Directors of
Managers Distributors, Inc.

In our opinion, the accompanying balance sheets and the related Statements of Operations, Changes in Shareholder's Equity and Cash Flows present fairly, in all material respects, the financial position of Managers Distributors, Inc. (the "Company") at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
February 25, 2011

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Balance Sheets
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 113,847	$ 1,571,030
Due from related parties (Note 5)	2,434,973	225,427
Prepaid income taxes	-	78,125
Prepaid expenses and other current assets	312,955	271,566
Total assets	$ 2,861,775	$ 2,146,148
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable	$ 956,637	$ 349,054
Due to related parties (Note 5)	-	59,272
Accrued income taxes	37,591	-
Other	45,550	115,728
Total liabilities	1,039,778	524,054
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2010 and 2009)	10	10
Paid-in capital	129,990	129,990
Retained earnings	1,691,997	1,492,094
Total shareholder's equity	1,821,997	1,622,094
Total liabilities and shareholder's equity	$ 2,861,775	$ 2,146,148

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues (Note 5)	$ 3,623,444	$ 2,372,445
Cost of revenue	(2,723,681)	(1,627,718)
Total net revenue	899,763	744,727
Expenses		
Allocable cost from Parent (Note 5)	243,000	218,000
Office general and administrative	38,568	43,980
FINRA fees	156,090	88,713
Professional fees	123,635	150,547
Total expenses	561,293	501,240
Income from operations	338,470	243,487
Investment income	2,441	4,123
Income before income taxes	340,911	247,610
Provision for income taxes	(141,008)	(102,012)
Net income	$ 199,903	$ 145,598

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2010 and 2009

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2008	$ 10	$ 129,990	$ 1,346,496	$ 1,476,496
Net income	-	-	145,598	145,598
Balance, December 31, 2009	$ 10	$ 129,990	$ 1,492,094	$ 1,622,094
Net income	-	-	199,903	199,903
Balance, December 31, 2010	$ 10	$ 129,990	$ 1,691,997	$ 1,821,997

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows provided by (used in) operating activities		
Net income	$ 199,903	$ 145,598
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Increase in accounts payable and other liabilities	515,724	28,428
Decrease (increase) in prepaid income taxes	78,125	(68,199)
Decrease (increase) in due from related parties	(2,209,546)	15,695
Decrease (increase) in prepaid expenses and other current assets	(41,389)	67,400
Net cash provided by (used in) operating activities	(1,457,183)	188,922
Cash flows used in investing activities	-	-
Cash flows used in financing activities	-	-
Net increase (decrease) in cash and cash equivalents	(1,457,183)	188,922
Cash and cash equivalents		
Beginning of year	1,571,030	1,382,108
End of year	$ 113,847	$ 1,571,030

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

    Managers Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is incorporated under the Laws of Delaware. The Company's principal business activity is to act as a distributor of Managers Investment Group LLC's (the "LLC") family of funds (the "Funds") known as Managers.

    The Company is a wholly-owned subsidiary of the LLC, an independently managed subsidiary of Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. **Summary of Significant Accounting Policies**

    The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Revenue
    The Company earns its revenue from the distribution of mutual funds. The Company earns 12b-1 fees, underwriter's commissions and contingent deferred sales charges (CDSC). The 12b-1 fees are calculated based on various rates depending on the assets of a particular class of mutual fund shares. Contingent deferred sales charges are earned from mutual fund shareholders at varying rates ranging from 1% to 5%, depending on the class of mutual fund shares, determined at the shareholder's redemption date. The Company also earns distribution revenue from the LLC, as further described in Note 5.

    Cost of Revenue
    The Company pays distribution fees for marketing and selling fund shares, such as compensating brokers and others who sell fund shares and pay for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The Company capitalizes material commissions paid on B and C shares and recovers them by straight-line amortization over the period a CDSC may be payable by the shareholders, subject to certain adjustments related to actual experience of share redemptions and the imposition of the CDSC.

    Cash and Cash Equivalents
    The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market funds, to be cash equivalents.

    Concentrations
    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which do not exceed the federally insured limit of $250,000 for December 31, 2010 and December 31, 2009 per institution. The Company also maintains investments in money market funds, which are not federally insured.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Notes to Financial Statements
December 31, 2010 and 2009

Fair Value Measurements

Various inputs may be used to determine the value of the Company's investments. These inputs are summarized in three broad levels for financial statement purposes. The inputs or methodologies used to value securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted market prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs, or significant value drivers, are observable; and

Level 3 – Prices reflecting the Company's own assumptions concerning unobservable inputs to the valuation model.

All of the Company's financial instruments at December 31, 2010 are Level 1 instruments.

3. Income Taxes

A summary of the provision for income taxes is as follows:

	2010	2009
Current		
Federal	$ 109,941	$ 86,664
State	31,067	15,348
	$ 141,008	$ 102,012

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	2010	2009
Tax at U.S. federal income tax rate	35.0%	35.0%
State income taxes, net of federal benefit	5.9%	5.2%
Non-deductible expenses	0.5%	1.0%
	41.4%	41.2%

GAAP sets forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2007 forward (with limited exceptions).

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital deficit of ($947,241) which was $1,017,879 below the minimum net capital required of $70,638. As of December 31, 2009, the Company had net capital of $1,016,541 of which $981,604 was in excess of the minimum net capital required of $34,937. The Company's ratio of aggregate indebtedness to net capital was (1.1186) to 1 as of December 31, 2010, and was 0.5155 to 1 as of December 31, 2009.

As of December 31, 2010, net capital was below the required minimum of $70,638 due to the transfer of $2,000,000 from the Company to the LLC on December 17, 2010. This transfer is included in the Due From Related Parties balance of approximately $2,435,000 on the 2010 balance sheet. See the Subsequent Events note to the financial statements for further information.

The operations of the Corporation are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.

5. Related Party Transactions

The Company provides distribution services for mutual fund shares in The Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust II. Revenues from these services totaled approximately $3.3 million and $2.1 million in 2010 and 2009, respectively. Approximately $2,435,000 and $225,000 was included in due from related parties at December 31, 2010 and 2009, respectively. The Company pays distribution platform fees on behalf of the Funds, which are reimbursed by the LLC. Pursuant to a services agreement between the Company and the LLC, the LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The fee revenue from the LLC totaled approximately $277,000 and $287,000 in 2010 and 2009, respectively. Approximately $0 and $59,000 was included in due to related parties at December 31, 2010 and December 31, 2009, respectively.

The LLC assumes certain of the Company's direct and indirect overhead expenses such as occupancy, telephone, administrative and certain personnel costs. The officers of the Company serve as officers to related companies, including the LLC. The LLC pays these costs and allocates a representative portion of those costs to the Company. The allocated costs totaled approximately $243,000 and $218,000 in 2010 and 2009, respectively, and are included in the statements of operations as allocable cost from parent.

Up until April 30, 2010, the Company invested cash in the Managers Money Market Fund, to which the LLC provided administrative and shareholder services. As of December 31, 2010 and 2009, the Company had approximately $0 and $1,522,000, respectively, in the Managers Money Market Fund, which is included in cash and cash equivalents on the balance sheets. Investment income earned on those investments totaled approximately $0 and $4,000 in 2010 and 2009, respectively.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Notes to Financial Statements
December 31, 2010 and 2009

6. **Subsequent Event Evaluations**

   On January 19, 2011, the LLC returned $2,000,000 that had been transferred from the Company to the LLC in December 2010. As a result of this transfer, the Company's net capital as of January 19, 2011 was approximately $1,504,000, of which $1,440,000 was in excess of the minimum net capital required of $64,700. The Company's ratio of aggregate indebtedness to net capital was 0.65% as of January 19, 2011.

Supplemental Information

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Computation of Net Capital

Total shareholder's equity	$ 1,802,213
Deduct nonallowable assets for net capital	(2,747,927)
Other deductions and/or charges	-
Net capital before haircuts on securities positions	(945,714)
Haircuts on securities positions	(1,527)
Net capital	$ (947,241)

Computation of Aggregate Indebtedness

Total liabilities from Statement of Financial Condition	$ 1,059,562
Total aggregate indebtedness	$ 1,059,562
Ratio of aggregate indebtedness to net capital	(1.1186) to 1

Computation of Basic Net Capital Requirement

Net capital requirement	$ 70,638
Net capital in excess of requirement	(1,017,879)
Net capital deficit	$ (947,241)
Excess net capital at 1000%	$ (1,053,197)

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated January 26, 2011.

Managers Distributors, Inc.   **Schedule II**
(a wholly-owned subsidiary of Managers Investment Group LLC)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The operations of the Corporation are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.



**Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5**

To Board of Directors of
Managers Distributors, Inc.

In planning and performing our audit of the financial statements of Managers Distributors, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us



accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified two deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 25, 2011.

The Company did not comply with the minimum net capital requirement as of December 31, 2010 due to a transfer of cash to its corporate parent, Managers Investment Group LLC, from its own cash account which resulted in a non-allowable asset. On January 19, 2011, the cash was returned by the corporate parent.

The Company recorded excess 12b-1 expenses and payables during the year ended December 31, 2010. As such, the Company adjusted their financial statements accordingly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2010 to meet the SEC's objectives.



pwc

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011



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Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
**Financial Statements and
Supplemental Information
December 31, 2010 and 2009**